SUPPLEMENT
TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 21, 2003
(To Prospectus dated January 29, 2003)


                                   CWABS, INC.
                                    Depositor

                                   Countrywide
                                Home Loans, Inc.
                                     Seller

                       Countrywide Home Loans Servicing LP
                                 Master Servicer


                    Asset-Backed Certificates, Series 2003-1


The Class 3-A                   The Class 3-A Certificates
Certificates represent
obligations of the trust        o    This supplement relates to the
only and do not represent            offering of the Class 3-A
an interest in or                    Certificates of the series
obligation of CWABS,                 referenced above. This supplement
Inc., Countrywide Home               does not contain complete
Loans, Inc., Countrywide             information about the offering of
Home Loans Servicing LP              the Class 3-A Certificates.
or any of their                      Additional information is contained
affiliates.                          in the prospectus supplement dated
                                     February 21, 2003, prepared in
This supplement may be               connection with the offering of the
used to offer and sell               offered Certificates of the series
the offered certificates             referenced above and in the
only if accompanied by               prospectus of the depositor dated
the prospectus supplement            January 29, 2003. You are urged to
and the prospectus.                  read this supplement, the
                                     prospectus supplement and the
                                     prospectus in full.

                                o    As of February 25, 2004, the
                                     Certificate Principal Balance of
                                     the Class 3-A Certificates was
                                     approximately $136,812,728.

Neither the SEC nor any state securities commission has approved these securities or determined that this supplement, the prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This supplement is to be used by Countrywide Securities Corporation, an affiliate of CWABS, Inc., Countrywide Home Loans, Inc. and Countrywide Home Loans Servicing LP, in connection with offers and sales relating to market making transactions in the Class 3-A Certificates in which Countrywide Securities Corporation acts as principal. Countrywide Securities Corporation may also act as agent in such transactions. Sales will be made at prices related to the prevailing prices at the time of sale.

March 15, 2004

                                THE MORTGAGE POOL

     As of February 1, 2004 (the "Reference Date"), the Mortgage Loans in Loan Group 1 included approximately 2,370 Mortgage Loans having an aggregate Stated Principal Balance of approximately $356,808,894, the Mortgage Loans in Loan Group 2 included approximately 2,074 Mortgage Loans having an aggregate Stated Principal Balance of approximately $312,437,682, the Mortgage Loans in Loan Group 3 included approximately 660 Mortgage Loans having an aggregate Stated Principal Balance of approximately $158,786,993, and the Mortgage Loans in Loan Group 4 included approximately 358 Mortgage Loans having an aggregate Stated Principal Balance of approximately $75,053,053.

     The following table summarizes the delinquency and foreclosure experience of the Mortgage Loans as of the Reference Date.



                                                                                   As of February 1, 2004
                                                                      -------------------------------------------------
                                                                      Loan Group   Loan Group   Loan Group  Loan Group
                                                                           1          2             3          4
                                                                      -------------------------------------------------
Total Number of Mortgage Loans......................................     2,370       2,074        660          358
Delinquent Mortgage Loans and Pending Foreclosures at Period End (1)
         30-59 days.................................................     2.95%       1.59%       5.15%        1.40%
         60-89 days.................................................     0.89%       0.24%       1.06%        0.56%
         90 days or more (excluding pending foreclosures)...........     0.17%       0.10%       0.45%        0.28%
                                                                         -----       -----       -----        -----
         Total Delinquencies........................................     4.01%       1.93%       6.66%        2.24%
                                                                         =====       =====       =====        =====
Foreclosures Pending................................................     2.19%       1.49%       3.18%        1.68%
                                                                         -----       -----       -----        -----
Bankruptcies........................................................     0.38%       0.15%       1.06%        0.56%
                                                                         -----       -----       -----        -----
Total delinquencies, foreclosures pending and bankruptcies..........
                                                                         6.58%       3.57%       10.90%       4.48%
                                                                         =====       =====       ======       =====

______________
(1) As a percentage of the total number of Mortgage Loans as of the Reference Date.

     Eleven (11) of the Mortgage Loans in Loan Group 1, seven (7) of the Mortgage Loans in Loan Group 2, ten (10) of the Mortgage Loans in Loan Group 3, and three (3) of the Mortgage Loans in Loan Group 4 have been converted and are, as of the Reference Date, REO loans.

     Certain additional information as to the Mortgage Pool as of the Reference Date is set forth in Exhibit 1 in tabular format. Other than with respect to rates of interest, percentages (approximate) are stated in such tables by Stated Principal Balance of the Mortgage Loans as of the Reference Date and have been rounded in order to total 100.00%.

                           SERVICING OF MORTGAGE LOANS

The Master Servicer

     Countrywide Home Loans Servicing LP will act as Master Servicer under the Agreement.

Foreclosure and Delinquency Experience

     The following table summarizes the delinquency and foreclosure experience, respectively, on the dates indicated, of credit blemished mortgage loans originated by Countrywide Home Loans, Inc. A credit blemished mortgage loan is characterized as delinquent if the borrower has not paid the monthly payment due within one month of the Due Date. The delinquency and foreclosure percentages may be affected by the size and relative lack of seasoning of the servicing portfolio because many of such loans were not outstanding long enough to give rise to some or all of the periods of delinquency indicated in the chart below. Accordingly, the information should not be considered as a basis for assessing the likelihood, amount, or severity of delinquency or losses on the applicable Mortgage Loans, and no assurances can be given that the delinquency or foreclosure experience presented in the table below will be indicative of such experience on the Mortgage Loans.

     For purposes of the following table:

     o the period of delinquency is based on the number of days payments are contractually past due.

     o certain total percentages and dollar amounts may not equal the sum of the percentages and dollar amounts indicated in the columns due to differences in rounding.

     o the "Foreclosure Rate" is the dollar amount of mortgage loans in foreclosure as a percentage of the total principal balance of mortgage loans outstanding as of the date indicated.

     o the "Bankruptcy Rate" is the dollar amount of mortgage loans for which the related borrower has declared bankruptcy as a percentage of the total principal balance of mortgage loans outstanding as of the date indicated.


                                                           Delinquency and Foreclosure Experience
                                          ---------------------------------------------------------------------
                                               As of December 31, 2000               As of December 31, 2001
                                          -----------------------------------  --------------------------------
                                          Principal Balance      Percentage     Principal Balance    Percentage
                                          -------------------- --------------  -------------------- -----------
Total Portfolio                             $7,867,335,642.62     100.00%         $9,081,242,926.99   100.00%
Delinquency Percentage
30-59 Days                                    $617,079,497.93       7.84%           $806,843,594.55     8.88%
60-89 Days                                     209,082,975.61       2.66%            255,443,513.99     2.81%
90+ Days                                        87,295,342.66       1.11%            103,605,792.49     1.14%
                                          -------------------- --------------  -------------------- -----------
Sub-Total                                     $913,457,816.20      11.61%         $1,165,892,900.03    12.84%
                                          -------------------- --------------  -------------------- -----------
Foreclosure Rate                              $231,465,019.95       2.94%           $356,652,093.38     3.93%
Bankruptcy Rate                               $109,183,964.35       1.39%           $232,679,880.26     2.56%

                                                           Delinquency and Foreclosure Experience
                                          ---------------------------------------------------------------------
                                               As of December 31, 2002         As of December 31, 2003
                                          -----------------------------------  --------------------------------
                                          Principal Balance      Percentage     Principal Balance    Percentage
                                          -------------------- --------------  -------------------- -----------
Total Portfolio                            $10,499,524,957.75     100.00%        $20,666,799,653.23    100.00%
Delinquency Percentage
30-59 Days                                    $776,262,182.66       7.39%          1,237,075,952.99      5.99%
60-89 Days                                     272,447,833.46       2.59%            369,166,558.52      1.79%
90+ Days                                      $112,192,108.56       1.07%            101,415,871.40       .49%
                                          -------------------- --------------  -------------------- -----------
Sub-Total                                   $1,160,902,124.68      11.06%         $1,707,668,382.91      8.26%
                                          -------------------- --------------  -------------------- -----------
Foreclosure Rate                              $277,872,737.06       2.65%            322,168,334.41      1.56%
Bankruptcy Rate                               $293,013,840.50       2.79%            305,504,468.46      1.48%



     Historically a variety of factors, including the appreciation of real estate values, have limited the loss and delinquency experience on credit blemished mortgage loans. There can be no assurance that factors beyond Countrywide Home Loans, Inc.'s or Countrywide Home Loans Servicing LP's control, such as national or local economic conditions or a downturn in the real estate markets of Countrywide Home Loans, Inc.'s lending areas, will not result in increased delinquencies and foreclosure losses in the future.

                    DESCRIPTION OF THE CLASS 3-A CERTIFICATES

     The Class 3-A Certificates will be entitled to receive interest and principal as described in the Prospectus Supplement under "Description of the Certificates - Distributions."

     As of February 25, 2004 (the "Certificate Date"), the Certificate Principal Balance of the Class 3-A Certificates was approximately $136,812,728, evidencing a beneficial ownership interest of approximately 15.37% in the Trust Fund. As of the Certificate Date, the Senior Certificates had an aggregate principal balance of approximately $774,326,620 and evidenced in the aggregate a beneficial ownership interest of approximately 86.97% in the Trust Fund. As of the Certificate Date, the Subordinated Certificates had an aggregate principal balance of approximately $116,000,000, and evidenced in the aggregate a beneficial ownership interest of approximately and 13.03% in the Trust Fund. For additional information with respect to the Class 3-A Certificates, see "Description of the Certificates" in the Prospectus Supplement.

Reports to Certificateholders

     The February 2004 monthly statement that has been furnished to Certificateholders of record on the most recent Distribution Date is included herein as Exhibit 2.

Revised Modeling Assumptions

     Unless otherwise specified, the information in the tables appearing in this Supplement under "Yield, Prepayment and Maturity Considerations -- Decrement Table" has been prepared on the basis of the following assumed characteristics of the Mortgage Loans and the following additional assumptions (collectively, the "Revised Modeling Assumptions"): (i) the Mortgage Loans prepay at the indicated percentage of the related Prepayment Model; (ii) distributions in respect of the Certificates are received in cash on the 25th day of each month commencing in the calendar month following the Reference Date; (iii) no defaults or delinquencies in, or modifications, waivers or amendments respecting payment by Mortgagors of principal of and interest on the Mortgage Loans occur; (iv) scheduled payments on the Mortgage Loans are received on the first day of each month commencing in the calendar month following the Reference Date and prepayments represent payment in full of individual Mortgage Loans and are received on the last day of each month commencing with the month following the Reference Date, and include 30 days' interest thereon; (v) the level of six-month LIBOR remains constant at 1.15% per annum and the level of One-Month LIBOR remains constant at 1.09% per annum; (vi) the Pass-Through Margins or fixed rates for the Offered Certificates (other than the Class A-R Certificates) and the Class 1-A and Class 2-A Certificates remain constant at the rates applicable prior to the related Optional Termination Date and the Pass-Through Margins for the Offered Certificates are adjusted accordingly on any Distribution Date following the Optional Termination Date; (vii) the Closing Date for the sale of the Class 3-A Certificates is March 15, 2004; (viii) the Mortgage Rate for each Adjustable Rate Mortgage Loan is adjusted on its next Mortgage Rate Adjustment Date (and on subsequent Mortgage Rate Adjustment Dates, if necessary) to equal the sum of (a) the assumed level of the applicable Mortgage Index and (b) the respective Gross Margin (such sum being subject to the applicable periodic adjustment caps and floors); (ix) except as indicated with respect to weighted average lives, no optional termination is exercised on the Optional Termination Date; and (x) the scheduled amortization for all Mortgage Loans is based upon their gross interest rates and no interest rate reductions occur on the Fixed Rate Credit Comeback Loans.

     Prepayments on mortgage loans commonly are measured relative to a prepayment standard or model. The models used in this Supplement ("Prepayment Models") are based on an assumed rate of prepayment each month of the then unpaid principal balance of a pool of mortgage loans similar to the Mortgage Loans. For the Fixed Rate Mortgage Loans, the Prepayment Model used in this Supplement (the "Prepayment Vector" or "PV") is a prepayment assumption which represents an assumed rate of prepayment each month relative to the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans. For example, a 23% Prepayment Vector assumes prepayment rates of 2.3% per annum of the then outstanding principal balance of the Fixed Rate Mortgage Loans in the first month of the life of such Mortgage Loans and an additional 2.3% per annum (i.e. 1/10 of the final per annum rate) in each month thereafter up to and including the tenth month. Beginning in the eleventh month and in each month thereafter during the life of such Fixed Rate Mortgage Loans, a 23%

Prepayment Vector assumes a constant prepayment rate of 23% per annum. The other percentages of the Prepayment Vector identified herein assume that the Fixed Rate Mortgage Loans will prepay at rates which start and increase in a similar manner (i.e. 1/10 of the final per annum rate) until they reach such respective percentages of constant rates of prepayment per annum. For the Adjustable Rate Mortgage Loans, the Prepayment Model used in this Supplement ("Constant Prepayment Rate" or "CPR") is a prepayment assumption which represents a constant assumed rate of prepayment each month relative of the then outstanding principal balance of a pool of mortgage loans for the life of such mortgage loans. 30% CPR assumes a constant prepayment rate of 30% per annum. As used in the tables, 100% Prepayment Model means 23% PV and 30% CPR.

     There is no assurance, however, that prepayments on the Mortgage Loans will conform to any level of the Prepayment Model, and no representation is made that the Mortgage Loans will prepay at the prepayment rates shown or any other prepayment rate. The rate of principal payments on pools of mortgage loans is influenced by a variety of economic, geographic, social and other factors, including the level of interest rates. Other factors affecting prepayment of mortgage loans include changes in obligors' housing needs, job transfers and unemployment. In the case of mortgage loans in general, if prevailing interest rates fall significantly below the interest rates on such mortgage loans, the mortgage loans are likely to be subject to higher prepayment rates than if prevailing interest rates remain at or above the rate borne by such mortgage loans. Conversely, if prevailing interest rates rise above the interest rates on such mortgage loans, the rate of prepayment would be expected to decrease.

                  YIELD, PREPAYMENT AND MATURITY CONSIDERATIONS

Decrement Table

     The following table indicates the percentage of the Certificate Date Certificate Principal Balance of the Class 3-A Certificates that would be outstanding after each of the dates shown at various constant percentages of Prepayment Model and the corresponding weighted average life thereof. The table has been prepared based on the Revised Modeling Assumptions. However, all of the Mortgage Loans may not have the interest rates or remaining terms to maturity described under "Revised Modeling Assumptions" herein and the Mortgage Loans may not prepay at the indicated constant percentages of the Prepayment Model or at any constant percentage.

              Percent of Certificate Principal Balance Outstanding

                                             0%    80%   100%   120%    150%
                                             --    ---   ----   ----    ----
Distribution Date
Initial Percentage                           100   100    100    100    100
March 25, 2005........................       99     72    65     58      48
March 25, 2006.........................      97     51    41     32      20
March 25, 2007.........................      96     39    31     24      16
March 25, 2008.........................      95     30    22     15       9
March 25, 2009.........................      93     22    15     10       5
March 25, 2010.........................      92     17    11      6       3
March 25, 2011.........................      91     13     7      4       1
March 25, 2012.........................      88     10     5      3       0
March 25, 2013.........................      87      7     4      2       0
March 25, 2014.........................      84      5     3      1       0
March 25, 2015.........................      81      4     2      0       0
March 25, 2016.........................      79      3     1      0       0
March 25, 2017.........................      76      2     0      0       0
March 25, 2018.........................      72      2     0      0       0
March 25, 2019.........................      69      1     0      0       0
March 25, 2020.........................      65      0     0      0       0
March 25, 2021.........................      60      0     0      0       0
March 25, 2022.........................      57      0     0      0       0
March 25, 2023.........................      53      0     0      0       0
March 25, 2024.........................      49      0     0      0       0
March 25, 2025.........................      45      0     0      0       0
March 25, 2026.........................      40      0     0      0       0
March 25, 2027.........................      35      0     0      0       0
March 25, 2028.........................      28      0     0      0       0
March 25, 2029.........................      23      0     0      0       0
March 25, 2030.........................      15      0     0      0       0
March 25, 2031.........................       8      0     0      0       0
March 25, 2032.........................       0      0     0      0       0
Weighted Average Life in years (1)          19.04  3.25  2.53   2.02    1.47
Weighted Average Life in years (1)(2)       18.94  2.97  2.30   1.83    1.33
        __________________________
        (1) Determined as specified in the Prospectus Supplement.
        (2) To the related Optional Termination Date.


                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Prospective investors should consider carefully the income tax consequences of an investment in the Class 3-A Certificates discussed under the section titled "Global Clearance, Settlement and Tax Documentation Procedures" in Annex I to the Prospectus Supplement and under the sections titled "Material Federal Income Tax Consequences" in the Prospectus Supplement and the Prospectus and should consult their tax advisors with respect to those consequences.

                              ERISA CONSIDERATIONS

     Prospective purchasers of the Class 3-A Certificates should consider carefully the ERISA consequences of an investment in such Certificates discussed under "ERISA Considerations" in the Prospectus, the Prospectus Supplement and herein, and should consult their own advisors with respect to those consequences. As described in the Prospectus Supplement, the Class 3-A Certificates may be acquired by a person that is, or is investing on behalf of or with plan assets of, a Plan if the conditions for the application of the Exemption described in the Prospectus are met.

                                     RATINGS

     The Class 3-A Certificates are currently rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. See "Ratings" in the Prospectus Supplement.

                             METHOD OF DISTRIBUTION

     The Supplement is to be used by Countrywide Securities Corporation, an affiliate of CWABS, Inc., Countrywide Home Loans, Inc., and Countrywide Home Loans Servicing LP, in connection with offers and sales relating to market making transactions in the Class 3-A Certificates in which Countrywide Securities Corporation acts as principal. Countrywide Securities Corporation may also act as agent in such transactions. Sales will be made at prices relating to the prevailing prices at the time of sale.

                                    EXHIBIT 1

                        Mortgage Loan Pool As A Whole


Summary of Loans in Mortgage Pool                                                          Range
(As of the Reference Date)
Combined Adjustable Rate and Fixed Rate Mortgage Loan Characteristics
Total Number of Loans                                                    5,462
Aggregate Principal Balance                                       $903,086,622
Average Principal Balance                                             $165,340        $9,670  to  $864,598
Weighted Average Mortgage Rate                                           7.53%         4.79%  to    15.38%
Weighted Average Original Term to Maturity (months)                        352            60  to       360
Weighted Average Scheduled Remaining Term to Maturity (months)             339            46  to       348
Weighted Average Loan-to-Value Ratio                                    79.20%         0.80%  to   100.00%
Weighted Average FICO Credit Score                                         617


Adjustable Rate Mortgage Loan Characteristics
Weighted Average Gross Margin                                             6.44%        1.50%  to    11.13%
Weighted Average Maximum Mortgage Rate                                   14.28%       10.75%  to    20.13%
Weighted Average Minimum Mortgage Rate                                    7.46%        4.00%  to    13.13%
Weighted Average Next Adjustment Date                                  7/3/2005
Weighted Average Subsequent Periodic Rate Cap                             1.36%
